Exhibit 99.1

NR-17-13

GOLD RESERVE PROVIDES SEPTEMBER VENEZUELA UPDATE

SPOKANE, WASHINGTON, September 14, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to provide an update on current and ongoing activities in Venezuela with respect to the Siembra Minera gold/copper/silver project (owned 45% by the Company and 55% by the Bolivarian Republic of Venezuela) located in southeastern Venezuela. Engineering activities focused both on the early works saprolite gold plant and the primary gold/copper/silver plant are continuing with the completion of a Preliminary Economic Assessment (“PEA”) in accordance with National Instrument 43-101 expected in late October. In addition, Siembra Minera has held a number of recent meetings in the local area and at the mine site with the local and indigenous communities and small miners who have reacted positively to the project. New offices in Caracas and Puerto Ordaz are expected to be established in the coming weeks, as well as initial facilities at the project site. Siembra Minera expects to host project meetings in Caracas and Puerto Ordaz, as well as at the project site near Las Claritas in Bolivar State, in the coming weeks.

On site malaria abatement and treatment programs are continuing and are expected to be intensified in the coming months. Several permitting applications were submitted to various government agencies in August. Once issued, these permits will allow for early works related to the primary project as well as the fast tracking of the early works saprolite mill.

The Company’s annual meeting of shareholders was held on August 29, 2017 and all management proposals were passed. The Company has also reported second quarter 2017 after tax profit of US$56.3 million (US$0.55 per share) versus a US$4.6 million loss (US$0.06 per share) for the first six months of 2016. Revenues were US$99.0 million versus no revenues in the same period of 2016.

The Company also announces that it has received the scheduled September installment payment of US$29.5 million from the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Settlement Agreement between the Company and Venezuela.

Doug Belanger, President, stated, “We are pleased with the progress to date on the Siembra Minera Project and look forward to its presentation to the financial community when the 43-101 PEA is completed. The Company has received now over US$128 million from Venezuela as part of the settlement and we are very optimistic about our new partnership on the project.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Avenue, Suite 401
Spokane, WA 9920I USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the development of the Siembra Minera project, including the preparation of a PEA for the project . Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that a PEA for the Brisas Cristinas project will not be completed within the time frames anticipated and the risk that the development of the Siembra Minera project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.